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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F     [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                ----

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                ----

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]     No   [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re NEC's MA4000 Management System to Integrate With MTS Application Suite dated November 18, 2004.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

NEC's MA4000 Management System to Integrate With MTS Application Suite

Thursday November 18, 8:30 am ET

Premier Communications Solution Provider Recognizes Unique Capabilities of MTS' Telecommunications Management and CC&B Solutions

RA'ANANA, Israel, Nov. 18
/PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL
- News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced that it has signed a product integration agreement with NEC Unified Solutions, Inc. (NEC), the market leader in converged and pure IP communications systems. NEC will integrate MTS' cutting-edge application suite with its MA4000 management solution, a state-of-the-art communications management system available to customers of NEC's recently launched UNIVERGE(TM) SV7000 pure IP solution, to its NEAX(R) 2400 IPX and NEAX 2000 IPS converged communications systems.

"Our UNIVERGE architecture and NEAX platform are designed to enhance productivity," said Jay Krauser, general manager of NEC's Product Management group. "By integrating MTS' application suite with our MA4000 management solution, we will deliver to our customers a more robust and integrated solution that will have proven their value in tens of thousands of deployments throughout the world. MTS' rapid development capability, together with its experience in many of our target vertical markets, will enhance the customized solutions we already provide to meet our customers requirements."


The MTS application suite consists of a full-featured (CC&B) solution integrated with a pro-active, policy-based telemanagement solution. By implementing the solution's many features, including its flexible user-centric structure, synchronized network management, invoice reconciliation and fully integrated IT service management capabilities, enterprises and service providers are able to achieve a new level of telecommunications budget and performance control. As a fully web-based application, the MTS application suite allows multi-national companies to view activities of remote sites from a central location while maintaining tight security and privacy. It is designed to be used off-the-shelf or can be easily customized to meet the exact needs of each user. In addition, the MTS application suite has already been localized to support an extensive range of languages and currencies.


"We are honored that NEC, one of the world's largest and most respected communications suppliers, has chosen MTS as a telemanagement partner for its exciting new MA4000 Management solution," said Eytan Bar, president and chief executive officer of MTS. "We look forward to working closely with NEC to achieve a rapid product launch throughout the world."


About NEC Unified Solutions, Inc.


NEC Unified Solutions Inc., a leader in integrated communications solutions for the enterprise, delivers the industry's most innovative suite of products, applications and services that help customers achieve their business goals. With more than a century of communications and networking expertise, NEC Unified Solutions, Inc., a subsidiary of NEC America and affiliate of NEC Corporation (Nasdaq: NIPNY - News), offers the broadest range of communications services and solution choices, flexible product platforms and applications, and an open migration path to protect investments. NEC Unified Solutions, Inc. serves the Fortune 1000 and customers across the globe in vertical markets such as hospitality, education, government and healthcare. For more information, visit http://www.necunifiedsolutions.com.


UNIVERGE is a trademark and NEAX is a registered trademark of NEC Corporation.




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About MTS


MTS' OSS (Operations Support Systems) is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning, and other revenue-generating applications.


Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ stock exchange (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MER TELEMANAGEMENT SOLUTIONS LTD.
                                                       (Registrant)



                                                     By: /s/Eytan Bar
                                                         -----------------------
                                                         Eytan Bar
                                                         President and
                                                         Chief Executive Officer



Date: November 18, 2004